                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                       RADA ELECTRONIC INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                               (Name of Issuer)

                  Ordinary Shares, Par Value NIS .005 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    750115305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Robert T. Burke, Esq
                                   MBV Law LLP
                                855 Front Street
                            San Francisco, CA 94111
                                 (415) 781-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 28, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO. 750115305                                            PAGE 2 OF 5 PAGES
--------------------------                                    ------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

      Howard P.L. Yeung
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,322,386
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,322,386
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,322,386
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO. 750115305                                            PAGE 3 OF 5 PAGES
--------------------------                                    ------------------

     This Amendment amends Item 5 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong ("H. Yeung"), on June 8, 1998, as amended by amendments to the Schedule 13D filed on August 11, 1999, February 1, 2001, March 28, 2001, April 23, 2001, May 21, 2001, July 17, 2001,
and October 10, 2001, relating to the Ordinary Shares, par value NIS.005 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such item as set forth below.

     Effective April 4, 2001, Rada effected a reverse stock split of one share for every 2.5 shares outstanding. Unless otherwise noted, all share and price per share amounts contained in this Amendment No. 8 to Schedule 13D reflect such reverse stock split.

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER
------    ------------------------------------

     Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

     (a) H. Yeung owns directly 3,086,474 Ordinary Shares, representing approximately 22.3% of the outstanding Ordinary Shares. If H. Yeung were to exercise the First Stock Purchase Warrant and the 2001 Warrant previously reported, he would own 3,322,386 Ordinary Shares, representing approximately 23.6% of the outstanding Ordinary Shares. These percentages are based on 13,816,839 Ordinary Shares issued and outstanding as of June 27, 2001, according to Rada's Form 20-F for the fiscal year ended December 31, 2000. Any percentages in this report that assume exercise of warrants include in the total number of outstanding Ordinary Shares the number of Ordinary Shares that would be acquired by the exercise of such warrants.

     As previously reported, H. Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"). Horsham currently owns 1,553,866 Ordinary Shares, including 203,780 shares Horsham has the shared power to vote pursuant to a Shareholders' Agreement (the "Horsham-Rada Shares"). If, by virtue of his ownership interest in Horsham, H. Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, H. Yeung would be the beneficial owner of 4,876,252 Ordinary Shares (assuming full exercise of the First Stock Purchase Warrant and the 2001 Warrant). Such 4,876,252 Ordinary Shares would represent approximately 34.7% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that H. Yeung is the beneficial owner of the Horsham-Rada Shares.

     (b) H. Yeung has sole voting and sole dispositive power over the Ordinary Shares acquired as described under Item 5(c) below.

SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO. 750115305                                            PAGE 4 OF 5 PAGES
--------------------------                                    ------------------

     (c) H. Yeung has purchased Ordinary Shares as described below. All transactions were purchases in the open market:

                Date         Ordinary Shares       Price per Share
                ----         ---------------       ---------------
              09/28/01            3,000                1.78800
              10/01/01            3,000                1.80000
              10/02/01            3,000                1.75270
              10/03/01            3,000                1.80000
              10/04/01            3,000                1.80000
              10/05/01            3,000                1.80000
              10/09/01            3,000                1.77000
              10/10/01            3,000                1.78000
              10/11/01            3,000                1.80000
                                  6,500                1.70000
              10/11/01            3,000                1.80000
              10/12/01            3,000                1.78000
              10/15/01            3,000                1.76000
              10/16/01            3,000                1.75000
              10/17/01            3,000                1.76000
              10/18/01            3,000                1.75000
                                  5,000                1.70000
              10/19/01            3,000                1.80000
                                  2,000                1.70000
              10/25/01            3,000                1.76000
              10/26/01            3,000                1.80000
              10/29/01            2,000                1.80000
              10/31/01            2,000                1.80000
                                  6,100                1.70000
              11/01/01            2,000                1.79000
                                  1,000                1.70000
              11/02/01            8,000                1.70000
              11/05/01            2,000                1.80000
              11/06/01            1,000                1.75000
                                  2,600                1.70000
              11/07/01            1,000                1.80000
              11/08/01            2,000                1.70000
              11/09/01            1,000                1.80000
              11/13/01            1,000                1.80000
                                  3,800                1.70000
              11/14/01            1,000                1.80000
              11/15/01            1,000                1.77500
                                    210                1.70000
              11/15/01              800                1.78000
                                    200                1.75000
                                  3,360                1.70000
              11/16/01            1,000                1.71000
                                  2,300                1.70000
                                  2,700                1.69000
              11/19/01            6,000                1.70000
              11/20/01            6,930                1.70000
              11/21/01              500                1.79000
              11/23/01              500                1.77000
              11/26/01              500                1.74000
              11/27/01              500                1.75000
                                  1,566                1.70000
                                    100                1.62000
                                  9,800                1.63000
              11/28/01              500                1.73000
                                  5,600                1.70000

SCHEDULE 13D

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CUSIP NO. 750115305                                            PAGE 5 OF 5 PAGES
--------------------------                                    ------------------


     (d)  Not applicable.

     (e)  Not applicable.



SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2001

        /s/ Howard P.L. Yeung
------------------------------------
        Howard P.L. Yeung